SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 06 October 2014

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Total Voting Rights
Enclosure 2	Director/PDMR Shareholding
Enclosure 3	Director/PDMR Shareholding
Enclosure 4	Total Voting Rights
Enclosure 5	Transaction in Own Shares
Enclosure 6	Director/PDMR Shareholding
Enclosure 7	Director/PDMR Shareholding
Enclosure 8	Director/PDMR Shareholding
Enclosure 9	Total Voting Rights
Enclosure 10	Director Declaration
Enclosure 11	Director/PDMR Shareholding
Enclosure 12	Director/PDMR Shareholding
Enclosure 13	Director/PDMR Shareholding
Enclosure 14	Replacement Total Voting Rights

Enclosure 1

Tuesday 01 July 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 June 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 248,199,442 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,903,027,587.

The above figure (7,903,027,587) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

LUIS ALVAREZ

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

LUIS ALVAREZ

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP INTERNATIONAL EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP INTERNATIONAL EMPLOYEE SHARESAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

01 JULY 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LUIS ALVAREZ

PERSONAL HOLDING 347,467

BT GROUP EMPLOYEE INTERNATIONAL SHARESAVE SCHEME: AN OPTION OVER 9,172 SHARES
BT GROUP DEFERRED BONUS PLAN 288,785
BT GROUP INCENTIVE SHARE PLAN 578,941
16. Date issuer informed of transaction

01 JULY 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

01 JULY 2014

18. Period during which or date on which it can be exercised

01 AUGUST 2017 - 31 JANUARY 2018

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£3.19

22. Total number of shares or debentures over which options held following notification

LUIS ALVAREZ

BT GROUP EMPLOYEE INTERNATIONAL SHARESAVE SCHEME: AN OPTION OVER 9,172 SHARES

23. Any additional information

24. Name of contact and telephone number for queries

ANDREW BENNETT 0207 356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

02 JULY 2014

END

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

TONY CHANMUGAM - 51 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

386.2 pence

14. Date and place of transaction

15 JULY 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM
PERSONAL HOLDING: 819,278 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 760,406 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,372,666 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 6,525 SHARES.

16. Date issuer informed of transaction

15 JULY 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

16 JULY 2014

END

Enclosure 4

Thursday 31 July 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 July 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 247,390,608 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,903,836,421.

The above figure (7,903,836,421) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 5

Friday 1 August 2014
BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 220,206,862 ordinary shares at a minimum price of 61 pence per share and a maximum price of 175 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 27,183,746 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,124,043,283.

The above figure (8,124,043,283) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 270,977

TONY CHANMUGAM

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 253,604

LUIS ALVAREZ

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 100,181

JOHN PETTER

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 86,546

CLIVE SELLEY

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 70,999

NIGEL STAGG

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 78,678

GRAHAM SUTHERLAND

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 65,357

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

GAVIN PATTERSON

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 127,614

TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 119,433

LUIS ALVAREZ

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 26,736

ADDITIONAL SHARES SOLD - 73,445

JOHN PETTER

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 40,758

ADDITIONAL SHRES SOLD - 21,322

CLIVE SELLEY

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 33,437

NIGEL STAGG

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 37,053

GRAHAM SUTHERLAND

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 30,780

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£381.45 pence

14. Date and place of transaction

1 AUGUST 2014, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 2,101,848 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 502,257 SHARES
BT GROUP INCENTIVE SHARE PLAN: 2,341,602 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,642 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING: 953,449 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 506,802 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,372,666 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

LUIS ALVAREZ
PERSONAL HOLDING: 347,467 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 188,604 SHARES
BT GROUP INCENTIVE SHARE PLAN: 578,941 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

JOHN PETTER
PERSONAL HOLDING: 122,359 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 187,192 SHARES
BT GROUP INCENTIVE SHARE PLAN: 478,568 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,689 SHARES.

CLIVE SELLEY
PERSONAL HOLDING: 300,872 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 197,074 SHARES
BT GROUP INCENTIVE SHARE PLAN: 546,618 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 29,747 SHARES

NIGEL STAGG
PERSONAL HOLDING: 379,969 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 207,904 SHARES
BT GROUP INCENTIVE SHARE PLAN: 503,376 SHARES

GRAHAM SUTHERLAND
PERSONAL HOLDING: 140,609 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 184,055 SHARES
BT GROUP INCENTIVE SHARE PLAN: 477,979 SHARES

16. Date issuer informed of transactions

4 AUGUST 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

4 AUGUST 2014

END

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME AND TRANSFER TO SPOUSE.

9. Number of shares, debentures or financial instruments relating to shares acquired

CLIVE SELLEY

OPTION EXERCISED UNDER THE BT GROUP EMPLOYEE SAVESHARE SCHEME AND SHARES TRANSFERRED TO SPOUSE - 23,090 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£381.45 PENCE

14. Date and place of transaction

1 AUGUST 2014, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

CLIVE SELLEY

PERSONAL HOLDING: 323,962 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 197,074 SHARES
BT GROUP INCENTIVE SHARE PLAN: 546,618 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,657 SHARES

16. Date issuer informed of transactions

5 AUGUST 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

6 AUGUST 2014

END

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

TONY CHANMUGAM - 433 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£369.98 pence

14. Date and place of transaction

15 AUGUST 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM
PERSONAL HOLDING: 953,882 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 506,802 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,372,666 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 6,525 SHARES.

16. Date issuer informed of transaction

15 AUGUST 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

18 AUGUST 2014

END

Enclosure 9

Friday 29 August 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 August 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 11,204,241 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,140,022,788.

The above figure (8,140,022,788) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 10

9 September 2014
BT GROUP plc

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Isabel Hudson whose appointment as a Director of BT Group plc was announced on 3 September 2014.

Directorships of publicly quoted companies in the last five years:

Company name	Appointed	Resigned
Phoenix Group Holdings	February 2010
QBE Insurance Group	November 2005

Ms Hudson has no additional information to disclose in respect of Listing Rule 9.6.13.

Enclosure 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

CLARE CHAPMAN

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON: 55,068 shares

TONY CHANMUGAM: 36,393 shares

LUIS ALVAREZ: 14,861 shares

CLARE CHAPMAN: 14,249 shares

JOHN PETTER: 12,889 shares

CLIVE SELLEY: 14,398 shares

NIGEL STAGG: 13,841 shares

GRAHAM SUTHERLAND: 12,817 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.8730

14. Date and place of transaction

9 September 2014, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON
PERSONAL HOLDING: 2,101,848 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 511,982 SHARES
BT GROUP INCENTIVE SHARE PLAN: 2,386,945 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 953,882 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 516,615 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,399,246 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

LUIS ALVAREZ
PERSONAL HOLDING: 347,467 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 192,255 SHARES
BT GROUP INCENTIVE SHARE PLAN: 590,151 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

CLARE CHAPMAN
PERSONAL HOLDING: 20,695 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 178,874 SHARES
BT GROUP INCENTIVE SHARE PLAN: 571,362 SHARES

JOHN PETTER
PERSONAL HOLDING: 122,359 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 190,815 SHARES
BT GROUP INCENTIVE SHARE PLAN: 487,834 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,689 SHARES.

CLIVE SELLEY
PERSONAL HOLDING: 323,962 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 200,889 SHARES
BT GROUP INCENTIVE SHARE PLAN: 557,201 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,657 SHARES

NIGEL STAGG
PERSONAL HOLDING: 379.969 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 213,106 SHARES
BT GROUP INCENTIVE SHARE PLAN: 515,586 SHARES

GRAHAM SUTHERLAND
PERSONAL HOLDING: 140,609 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 187,618 SHARES
BT GROUP INCENTIVE SHARE PLAN: 487,233 SHARES

16. Date issuer informed of transaction

9 September 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANDREW BENNETT, 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

10 September 2014

END

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE
GAVIN PATTERSON
GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF EQUINITI SHARE PLAN TRUSTEES LIMITED

SIR MICHAEL RAKE - 143 SHARES
GAVIN PATTERSON -206 SHARES
GRAHAM SUTHERLAND - 20 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

386.04 pence

14. Date and place of transaction

08 SEPTEMBER 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING: 130,785 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONs OVER 1,485 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: 2,102,054 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 511,982 SHARES
BT GROUP INCENTIVE SHARE PLAN: 2,386,945 SHARES

GRAHAM SUTHERLAND
PERSONAL HOLDING: 140,629 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 187,618 SHARES
BT GROUP INCENTIVE SHARE PLAN: 487,233 SHARES

16. Date issuer informed of transaction

09 SEPTEMBER 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

10 SEPTEMBER 2014

END

Enclosure 13

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

LUIS ALVAREZ
NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

LUIS ALVAREZ
NIGEL STAGG

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

LUIS ALVAREZ - 6.476 SHARES
NIGEL STAGG - 5,054 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

387 pence

14. Date and place of transaction

08 SEPTEMBER 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LUIS ALVAREZ
PERSONAL HOLDING: 353,943 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 192,255 SHARES
BT GROUP INCENTIVE SHARE PLAN: 590,151 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

NIGEL STAGG
PERSONAL HOLDING: 385,023 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 213,106 SHARES
BT GROUP INCENTIVE SHARE PLAN: 515,586 SHARES

16. Date issuer informed of transaction

10 SEPTEMBER 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANDREW BENNETT- 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

10 SEPTEMBER 2014

END

Enclosure 14

Tuesday 30 September 2014

The following amendments have been made to the 'TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE' announcement released on 30 September.

On that date, BT Group plc held 6,593,036 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,144,633,993.

The above figure (8,144,633,993)

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 September 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 6,633,631 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,144,593,398.

The above figure (8,144,593,398) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  06 October 2014